Filed Pursuant to Rule 433
Registration No. 333-188623
June 10, 2013

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated June 10, 2013)

Issuer:	Gulf Power Company
Security:	Series 2013A 5.00% Senior Notes due June 15, 2043
Expected Ratings:*	A3/A/A (Moody's (Stable)/Standard & Poor's (Negative)/Fitch (Stable))
Size:	$90,000,000
Initial Public Offering Price:	99.846%
Maturity Date:	June 15, 2043
Treasury Benchmark:	3.125% due February 15, 2043
US Treasury Yield:	3.360%
Spread to Treasury:	+165 basis points
Re-offer Yield:	5.01%
Make-Whole Call:	T+25 basis points
Coupon:	5.00%
Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2013
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	402479 CD9/US402479CD94
Trade Date:	June 10, 2013
Expected Settlement Date:	June 18, 2013 (T+6)
Sole Underwriter:	Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-404-506-0791 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.